Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Capital Trust to Redeem $400,000,000 Trust Capital Securities - Series C (“BMO BOaTS – Series C”)

TORONTO, November 25, 2011 – BMO Capital Trust, a subsidiary of Bank of Montreal, today announced its intention to redeem at par all of its Trust Capital Securities - Series C (“BMO BOaTS – Series C”), on December 31, 2011. The BMO BOaTS – Series C are redeemable at the Trust’s option from December 31, 2011, at a redemption amount equal to $1,000 plus unpaid indicated distributions. A notice will be delivered to BMO BOaTS – Series C holders in accordance with the terms outlined in the BMO BOaTS – Series C prospectus.

After December 31, 2011, holders of BMO BOaTS – Series C will cease to be entitled to indicated distributions and will not be entitled to exercise any rights as holders other than receiving the redemption price.

About BMO Financial Group

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $477 billion as at July 31, 2011, and more than 47,000 employees, BMO Financial Group provides a broad range of retail banking, wealth management and investment banking products and solutions.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996 Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656 Michael Chase, Toronto, michael.chase@bmo.com, (416) 867-5452